Craig F. Arcella
carcella@cravath.com
T+1-212-474-1024
New York
March 4, 2024
Revelyst, Inc.
Registration Statement on Form S-4
Filed January 16, 2024
File No. 333-276525
Dear Ms. Purnell:
Revelyst, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of Vista Outdoor Inc. (“Vista Outdoor”), has filed today this letter and Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated February 9, 2024 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed with the SEC on January 16, 2024.
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in the Company’s responses but not defined herein have the meanings given to such terms in, all section references in the Company’s responses are to sections of, and all references to page numbers in the Company’s responses are to pages of, the Amended Registration Statement, in each case unless otherwise specified.
Registration Statement on Form S-4 Filed on January 16, 2024
Cover page
1.Please revise the cover page of your prospectus to clearly disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S- K.
Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus.

Where You Can Find Additional Information, page ii
2.Please incorporate by reference your Current Reports on Form 8-K filed on April 3, 2023, April 27, 2023, May 3, 2023 and May 5, 2023.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii.
Questions and Answers About the Transaction
Q: Is the closing of the Transaction subject to any conditions?, page 2
3.Please revise the Q&A to disclose which of the most material conditions of the merger are able to be waived. Further, please revise the risk factor “The consummation of the Transaction is subject to a number of conditions, many of which are largely outside of the control of the parties to the Merger Agreement, and, if these conditions are not satisfied or waived on a timely basis, the Merger Agreement may be terminated and the Transaction may not be completed” on page 36 to describe what kinds of conditions could be waived and the negative effects it could have.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 and 37-38.
Q: What consideration will Vista Outdoor stockholders receive if the Transaction is completed?, page 3
4.We note your disclosure that “[a]fter the Closing, Revelyst expects to return cash on hand that is in excess of $250 million to Revelyst stockholders in the form of a share buyback or a special dividend.” Please revise your risk factors to discuss the risks that this share buyback or special dividend may not occur.
Response: In response to the Staff’s comment, the Company has added a new risk factor on page 43.
The Transaction
Background of the Transaction, page 72
5.We note your disclosure that you previously considered “the separation of Vista Outdoor’s Outdoor Products and Sporting Products segments into two independent, publicly-traded companies via a spin-off of the Outdoor Products segment.” We also note your disclosure in your Rule 425 prospectus filed on October 16, 2023 and titled “Project Ram All Employee Memo” that “[r]eturning to private ownership is a positive development for the Sporting Products segment. The buyer will provide our ammunition brands (Federal, Remington, Speer, CCI and HEVI-Shot) with a strategic, long-term home that will make the brands less exposed to the pressures of the public capital markets while also providing resources to grow.” Please revise this section to elaborate why Vista Outdoor’s board determined to pursue a sale of Sporting Products rather than the previously planned spin-off into an independent, publicly-traded company.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 95. The Company advises the Staff that it has provided a description of why the Vista Outdoor Board determined to pursue a sale of the Sporting Products Business to CSG rather than the Spin-Off in the “The Transaction—Recommendation of the Vista Outdoor Board; The Vista Outdoor Board’s Reasons for the Transaction” section since such section contains a detailed discussion of the information and factors considered by the Vista Outdoor Board in determining to recommend that Vista Outdoor stockholders vote in favor of the Merger Proposal. In addition, the Company has added a cross-reference in the “The Transaction—Background of the Transaction” section to such revised disclosure. The Company advises the Staff that it has not incorporated the language from the “Project Ram All Employee Memo” referenced by the Staff in its comment into the revised disclosure because such language relates to the benefits of the Transaction for the Sporting Products Business (which Vista Outdoor stockholders will no longer have an interest in following the closing of the Transaction) and thus is not one of the factors taken into account by the Vista Outdoor Board in determining that the sale of the Sporting Products Business to CSG would be the best path to maximize value for Vista Outdoor stockholders.
6.Please add a section in “Questions and Answers About the Transaction” that prominently discloses the previously considered spin-off of the Outdoor Products segment and explains that this transaction is occurring in place of the spin-off.
Response: In response to the Staff’s comment, the Company has added a new section on page 2.
Opinion of Morgan Stanley & Co. LLC Comparable Companies Analysis, page 98
7.Please revise to state whether, and if so, why the advisor excluded any companies meeting the selection criteria from the analysis.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100.

Opinion of Moelis & Company LLC
Selected Publicly Traded Companies Analysis, page 104
8.Please revise to state whether, and if so, why the advisor excluded any companies meeting the selection criteria from the analysis.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107.
Interests of Vista Outdoor Directors and Executive Officers in the Transaction, page 111
9.We note that it appears certain of Vista Outdoor’s current directors are not included in this section. Please revise to include disclosures for Michael Callahan, Gerard Gibbons, Bruce Grooms, Michael Robinson, Robert Tarola and Lynn Utter.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114.
Information about the Revelyst Business
Revelyst’s Reportable Segments, Power Brands and Challenger Brands, page 170
10.Please provide the basis, criteria, or source for the rankings of your various brands, such as “[t]he Bell brand is #1 in cycling helmets.”
Response: The Company acknowledges the Staff’s comment and has set forth below the basis, criteria or source for the relevant statements.
The market positions of the Company’s various brands are internal estimates based on publicly available information, the Company’s internal research and management’s knowledge of the relevant markets. The statements referenced below are also supported by confidential reports from independent third parties.
For example, the Company periodically reviews proprietary, confidential reports prepared by a well-known market research company, accessed by the Company through a paid subscription. Such reports provide aggregate industry-wide sales data with respect to the helmet, snow goggle and hydration categories, among others, and provide additional support for the following statements: “[t]he Bell brand is #1 in cycling helmets”, “the Giro brand is #2 in snow goggles and #2 in snow helmets” and“[t]he CamelBak brand is #1 in bike and hike hydration packs and #1 in bike water bottles”.
The Company also periodically reviews proprietary, confidential reports prepared by a golf industry market research company, accessed by the Company through a paid subscription. Such reports provide aggregate distance device sales and provide additional support for the following statement: “[t]he Bushnell Golf brand is the definitive #1 brand in the distance measuring market, holding #1 share position in both the laser rangefinder and GPS category segments”. In connection with the Company’s acquisition of Simms Fishing, the Company was permitted to review a proprietary, confidential report prepared for the benefit of the selling parties, containing aggregate market position data about the Simms Fishing products. Such report provides market share estimates based on various sources, including market participant interviews and financial statements, and provides additional support for the following statement: “[t]he Simms Fishing brand is #1 in waders for the independent retailer market”. With respect to each of the above-referenced reports, the Company was given permission to review (but not cite or distribute) such reports and believes such reports are reliable sources of market information.
In determining that the Foresight Sports brand is the “#1 in launch monitors on the PGA Tour”, the Company relied on the Company’s PGA Tour Representative’s manual week-over-week count of pieces of Foresight Sports technology used on the PGA Tour as compared to the number of pieces of competitors’ technology used on the PGA Tour.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Revelyst
Liquidity
Material Cash Requirements, page 194
11.We note you disclose material cash requirements as of March 31, 2023 and state that at September 24, 2023, there were no material changes with respect to the cash requirements. We also note your disclosures related to your GEAR Up transformation program on page 174 through page 178 to transform your distribution, supply chain, and enterprise resource planning structure. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity. To the extent you have any material commitments, expand your disclosure to discuss and, additionally, describe any anticipated sources of funds to meet such commitments. Refer to Item 303(b)(1) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 197.
The Company advises the Staff that the Company has commenced the GEAR UP transformation program but has not yet committed material funds related to re-negotiating lease agreements, entering into new lease agreements, construction of new distribution or manufacturing sites or the resources necessary for ERP optimization.

Unaudited Pro Forma Condensed Combined Income Statement of Revelyst, page 203
12.Pro forma earnings per share for the six months ended September 24, 2023 and for the year ended March 31, 2023 appear incorrect on pages 203 and 204, respectively. Please revise as appropriate.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 207 and 208.
Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Vista Outdoor, page 250
13.Please state whether the tables in this section reflect the ownership of Revelyst after the transaction. If the ownership percentages will change as a result of the transaction, please add additional columns reflecting the future changes.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 254 and 255.
Security Ownership of Directors and Executive Officers, page 251
14.We note the disclosure in your Current Report on Form 8-K on July 21, 2023 that its board of directors appointed Eric Nyman to the board. Please revise the table to include Eric Nyman as a current director.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 255.
Certain Relationships and Related Party Transactions, page 267
15.We note the related party transactions disclosed on page F-35. Please revise to include the disclosures required by Item 404 of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 272.

Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 2.3 Employee Matters Agreement, dated as of October 15, 2023, by and between Vista Outdoor Inc. and Revelyst, Inc., page II-1
16.We note the indication in your exhibit index that information was omitted from Exhibit 2.3. It appears, however, that no redactions were actually made. Please revise or advise.
Response: In response to the Staff’s comment, the Company has updated Exhibit 2.3 to indicate the schedules that have been omitted.
Exhibit 99.6 Consent of Morgan Stanley & Co. LLC, page II-1
17.We note that the advisor referenced a registration statement of Vista Outdoor Inc. on Form S-4 in its consent. Please have your advisor revise its consent to reference the registrant.
Response: In response to the Staff’s comment, Morgan Stanley & Co. LLC has revised its consent.
Exhibit 99.7 Consent of Moelis & Company LLC, page II-1
18.Please have your financial advisor revise its consent to consent to being named in the sections “Merger Agreement—Representations and Warranties” and “Merger Agreement—Covenants Relating to Conduct of Business by Vista Outdoor Prior to Consummation of the Merger.”
Response: In response to the Staff’s comment, Moelis & Company LLC has revised its consent.
General
19.Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of Form S-4.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 261.
*         *          *

If you have any questions or comments with respect to this response letter, please do not hesitate to contact me by telephone at (212) 474-1024 or by email at carcella@cravath.com or Ana Choi by telephone at (212) 474-1192 or by email at achoi@cravath.com.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella

Erin Purnell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001
VIA EDGAR
Copy to:

Jung Choi, General Counsel
Jung.Choi@VistaOutdoor.com
Revelyst, Inc.
1 Vista Way
Anoka, Minnesota 55303
VIA E-MAIL